1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

RICHARD HOROWITZ

+1 212 698 3525 Direct +1 212 698 0452 Fax

October 23, 2015

Elisabeth Bentzinger, Esq.

Staff Attorney

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Re:	Ramius Archview Credit and Distressed Fund
File Nos. 333-204148 and 811-23056
Ramius Archview Credit and Distressed Feeder Fund
File Nos. 333-204740 and 811-23065

Dear Ms. Bentzinger:

On behalf of Ramius Archview Credit and Distressed Fund (the “Master Fund”) and Ramius Archview Credit and Distressed Feeder Fund (the “Feeder Fund” and, together with the Master Fund, the “Funds”), each a closed-end management investment company, electronically transmitted for filing is Pre-Effective Amendment No. 3 to the Master Fund’s registration statement on Form N-2 and Pre-Effective Amendment No. 2 to the Feeder Fund’s registration statement on Form N-2 under the Investment Company Act of 1940, as amended (the “1940 Act”). The purpose of this filing is to complete certain outstanding items in the registration statements and to respond to comments you provided telephonically to Matthew Kerfoot and Tiina Vaisanen of Dechert LLP on September 21, 2015 with respect to the Master Fund’s Pre-Effective Amendment No. 2 filed on Form N-2 and the Feeder Fund’s Pre-Effective Amendment No. 1 filed on Form N-2 on August 27, 2015. The Funds have considered your comments and have authorized us to make the responses and changes discussed below to the registration statements on their behalf.

On behalf of the Funds, set forth below are the SEC staff’s comments along with our responses to or any supplemental explanations of such comments, as requested. Capitalized terms have the meanings attributed to such terms in the pre-effective amendments.

Elisabeth Bentzinger, Esq. October 22, 2015 Page 2

PROSPECTUS

Comment 1.         On the cover page, please relocate the risk factor on restrictions on transfer to a more prominent location.

Response 1.       The prospectuses have been revised accordingly.

Comment 2.         Please consider restricting the cover page to only two pages.

Response 2.       The prospectuses have been revised accordingly.

Comment 3.         On p. 69 of the Master Fund prospectus in the third paragraph, please revise the sentence “As noted above, each repurchase offer will generally commence approximately 65 days prior to the applicable Valuation Date” to clarify that each repurchase offer will generally end approximately 65 days prior to the applicable Valuation Date.

Response 3.       The prospectuses have been revised accordingly.

Comment 4.         Please explain supplementally why the following disclosure was removed: “The value of Shares may change significantly between the Notice Date and the Valuation Date. Moreover, because the Notice Date will be substantially in advance of the Valuation Date, Shareholders who tender shares of the Fund for repurchase will receive their repurchase proceeds well after the Notice Date.”

Response 4.       The prospectuses have been revised to include the referenced disclosure.

Comment 5.         In Appendix A, please include a footnote identifying the inception dates for Archview Fund L.P. and Archview Master Fund Ltd.

Response 5.       The prospectuses have been revised accordingly.

STATEMENT OF ADDITIONAL INFORMATION

Comment 6.         On page 3 of the Master Fund statement of additional information, please clarify that any redemptions will be made at NAV.

Response 6.       The statements of additional information have been revised accordingly.

Elisabeth Bentzinger, Esq. October 22, 2015 Page 3

Comment 7.         The staff notes that the SAI identifies six circumstances where the Funds may make mandatory repurchases. Please explain supplementally how the Funds’ ability to repurchase shares in these situations is consistent with Rule 23(c)(2) under the 1940 Act, which requires that a closed-end fund redeem shares in a non-discriminatory manner.

Response 7.       We have reviewed the six circumstances for consistency with Rule 23(c)(2) under the 1940 Act and we have removed the last circumstance. We believe that the other five circumstances present a clear rationale for a mandatory repurchase and would not result in the Fund repurchasing shares in a discriminatory manner.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3525. Thank you.

Sincerely,

/s/ Richard Horowitz
Richard Horowitz

cc:	Matthew Kerfoot